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                           June 10, 2024

       Eric Wong
       Chief Executive Officer
       Nova Vision Acquisition Corp
       2 Havelock Road #07-12
       Singapore 059763

                                                        Re: Nova Vision
Acquisition Corp
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            Filed March 4, 2024
                                                            File No. 001-40713

       Dear Eric Wong:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2023

       Consolidated Statements of Cash Flows, page F-6

   1. We note the statement of cash flows for the year ended December 31, 2022 included here does not agree with the
Form 10-K/A filed on August 7, 2023. Please explain and revise as necessary. As
applicable, ensure your revised financial statements are labeled as restated, include a
discussion of any restatement in the report of your independent registered public
accounting firm and provide the necessary footnote disclosures. Refer to ASC 250-10-50-7.
Similar revisions should be made to your financial statements that are included in any
open registration statements.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Eric Wong
Nova Vision Acquisition Corp
June 10, 2024
Page 2

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 with any questions.



                                                         Sincerely,
FirstName LastNameEric Wong
                                                         Division of
Corporation Finance
Comapany NameNova Vision Acquisition Corp
                                                         Office of Technology
June 10, 2024 Page 2
cc:       Lawrence Venick
FirstName LastName